EAST COAST ETHANOL, LLC (“ECE”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ECE has filed with the SEC for more complete information about ECE and this offering. You may get this information for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ECE will arrange to send you the prospectus if you request it by calling (877) 323-3835; emailing us at investors@eastcoastethanol.us or visiting our web site at www.eastcoastethanol.us.

Ethanol company files for investor financing

By Andy Owens , Managing Editor

A Columbia-based ethanol company may ship product through the Port of Charleston as global demand rises for alternative fuels, said a company official.

East Coast Ethanol LLC plans to raise $845 million to build four ethanol plants in the Southeast, including one plant in Chester County that could bring 45 jobs and millions of dollars in investment to the state.

“The economic impact is in the tens and hundreds of millions of dollars,” said Steve Elliott, a consultant serving as the company’s director of finance. “If we get it done, it’s going to be quite an addition to the South Carolina economic base.”

The company filed a proposal with the Securities and Exchange Commission on Wednesday that, if approved, would allow investors to buy into the company and could raise as much as $591 million.

“What we’re filing is a private equity offering with the SEC. Our intention is to raise private equity combined with some debt to build four plants,” Elliott said.

Demand for ethanol has risen along with fuel prices, giving alternatives to gasoline more economic viability. Governments, companies and university researchers in several states, including South Carolina, are trying to seize what could be a multi-billion dollar market for alternative fuels.

In the company’s proposal, it cited the Chester County site’s proximity to the Port of Charleston along with the four fuel terminals within trucking distance of the new plant. Elliott said if the demand and price for ethanol keep rising, the company would explore exporting its product.

“That’s certainly something that could be considered in the future,” he said. “At this point, the intent is to market 100% of the production in the United States.”

South Carolina State Ports Authority spokesman Byron Miller said no one is shipping ethanol through the port right now but if a company wanted to pursue that, they would probably go through a private terminal such as the petro-chemical sites along the Cooper River.

There aren’t any ethanol plants in South Carolina, mostly because gas has been relatively inexpensive in the past, and the state doesn’t grow enough corn to fuel a plant.

East Coast Ethanol plans to build four 110-million gallon plants in Georgia, North Carolina, South Carolina and Florida by 2010. Elliot said the company will bring in 175 million bushels of corn from the major corn-producing states in the Midwest by rail to fuel the plants.

Right now, the company isn’t accepting money from any investors. The SEC is reviewing the formal filing, and there will be a comment period. The prospectus calls for a minimum investment of $15,000 for the first unit and $5,000 for each one-third unit of investment thereafter.

Potential investors can read the company’s prospectus and SEC filings. The company’s prospectus soon will be available on the company’s Web site.